Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2004

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM		SEQUENTIAL PAGE NUMBER

1.	Earnings Release 1Q04	3
2.	Notice of Shareholders – Equalization of Dividends	22

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.
(BOVESPA:UGPA4/NYSE: UGP)

FIRST QUARTER 2004 INFORMATION AND RESULTS
(São Paulo, Brazil, May 5 2004)

EBITDA REACHES R$ 136.9 MILLION IN 1Q04, AN INCREASE OF 12% COMPARED WITH THE
SAME PERIOD IN 2003 AND 20% COMPARED WITH 4Q03
1Q04 NET INCOME OF R$ 63.1 MILLION, 5% HIGHER THAN 1Q03 AND 7% HIGHER THAN 4Q03

“During the course of 2003, we made two important acquisitions - Shell Gás in Brazil and Canamex in Mexico –
as a step forward to the growth in our operations. The integration of these two acquisitions has been proceeding satisfactorily with the benefits of the increased economies of scale already feeding through to earnings. We reiterate our philosophy of maintaining consistency of results in the expansion of our businesses. ”

Paulo G. A. Cunha – CEO

Ultrapar Participações S.A. UGPA4 = R$ 34.69 / 1.000 shares UGP = US$ 11.85 / ADR (March 31, 2004)

1st Quarter 2004 - Overview

Ultrapar, a company engaged in LPG distribution (Ultragaz), chemical production (Oxiteno) as well logistics of oil and chemical products (Ultracargo), reported the following results for the first quarter 2004:

Financial Performance Ultrapar Consolidated	1Q04	1Q03	4Q03	Δ(%) 1Q04x1Q03	Δ(%) 1Q04x4Q03
Net Sales	1,051	934	1,070	13%	(2%)
Gross Profit	217	193	203	12%	7%
Operating Profit	94	90	72	4%	31%
EBITDA	137	122	114	12%	20%
Net Income	63	60	59	5%	7%
Earnings per 1,000 shares	0.91	0.86	0.85	5%	7%

In millions of R$ (except EPS)

Sales volume - Ultragaz	1Q04	1Q03	4Q03	Δ(%) 1Q04x1Q03	Δ(%) 1Q04x4Q03
Total Volume (thousand tons)	372.0	289.9	383.5	28%	(3%)
Bottled	254.3	179.2	260.6	42%	(2%)
Bulk	117.7	110.7	122.9	6%	(4%)

Sales volume - Oxiteno	1Q04	1Q03	4Q03	Ä(%) 1Q04x1Q03	Ä(%) 1Q04x4Q03
Total Volume (thousand tons)	109.6	117.9	121.9	(7%)	(10%)
Sales in Brazil	76.8	70.1	75.5	10%	2%
Sales Outside Brazil*	32.8	47.8	46.4	(31%)	(29%)

* Includes sales volume of Canamex since December 2003

Sales volume - Ultracargo	1Q04	1Q03	4Q03	Ä(%) 1Q04x1Q03	Ä(%) 1Q04x4Q03
Storage utilization (000 m3)	200.0	189.1	196.6	6%	2%
Storage utilization (000 m2)	5.2	3.4	5.8	53%	(10%)
Total Kilometrage (million)	11.6	11.9	12.2	(3%)	(5%)

Highlights

Completion of the Tatuí Intermodal Terminal and the Montes Claros Liquid Fuel Terminal – The Tatuí Intermodal Terminal started its operations in late March. With a 2,500 m2 storage capacity, the Terminal has been designed to receive petrochemical resins from the Triunfo Petrochemical Complex, in the state of Rio Grande do Sul, for subsequent distribution throughout the state of São Paulo. The Montes Claros Liquid Fuel Terminal is only awaiting authorization from the appropriate authorities to begin operations.

Corporate Governance Improvements - Ultrapar called extraordinary general shareholders meeting and a special meeting of the preferred shareholders to vote on the following matters (i) to register in the Company’s Bylaws tag along rights for all company shareholders, at 100% of the offer price; and (ii) to give common and preferred shareholders the right to equal dividends. The purpose of these proposals is to increase the alignment of interests of common and preferred shareholders, among others, facilitating the placement of additional preferred shares on the market, in response to requests from the analyst community for greater share liquidity. The registration of the tag along rights in the Company’s Bylaws is intended to improve on the rights already conceded on March 22, 2000 through a shareholders agreement.

Ultrapar and the macroeconomic environment

On the economic front, the first quarter was characterized by the release of mixed indicators. On one hand, the GDP figures pointed to a slow down in the economy in January and February. On the other, data published by the Brazilian Institute of Geography and Statistics – IBGE registered a 6% year-on-year growth in retail sales, while a Federation of Industries of the State of São Paulo - FIESP survey shows growth in industrial employment in six of the last seven months as from September 2003 to March 2004. Despite the scenario above, Ultrapar recorded a R$ 136.0 million EBITDA in this quarter, only 5% lower than the EBITDA presented in the 3Q03 – the third quarter is seasonally the best quarter for the company.

On the external front, the recovery in the US economy continues to increased utilization rates of installed capacity in the petrochemical sector, pushing the sector towards the favorable portion of the cycle for its principal commodities. Average mono ethylene glycol – MEG prices (US benchmark price), the principal petrochemical commodity exported by Oxiteno, increased 25% and 16% compared with 1Q03 and 4Q03, respectively. In 2003, glycols, including MEG, contributed to 40% of Oxiteno’s total sales volume.

At Ultragaz, the growth in the LPG market, together with benefits accruing from the optimization of the Shell Gás acquisition, were the principal factors in the recovery in the company’s profitability, as measured by the EBITDA/ton ratio, which was up 41% and 23% when compared with 4Q03 and 1Q03, respectively. Ultragaz posted an EBITDA of R$ 57.4 million in 1Q04, a growth of 38% compared with 4Q03, and 59% compared with the same period in 2003.

In 1Q04, Oxiteno reported its highest EBITDA since 1Q03, when its results heavily benefited from the foreign exchange rate and by the build up of stocks ahead of the Iraq War. In 1Q04, Oxiteno operated under more adverse conditions, with the average dollar exchange rate having fallen 17% year-on-year and sales volume having decreased by 7% due to the planned maintenance shut down at Camaçari plant. Nevertheless the company reported an EBITDA only R$ 6.3 million below the same period in 2003. In relation to 4Q03, Oxiteno posted a growth of 12% in its EBITDA, due to the better sales mix and the recovery in petrochemical prices on the international market.

Ultracargo posted an EBITDA of R$ 9.9 million in 1Q04. The 1% fall in EBITDA compared with 1Q03 was influenced by the high demand for transportation services in 1Q03, due to anticipation of purchases in the face of the uncertainties created by the Iraq war. Ultracargo’s EBITDA reported a 9% growth compared with 4Q03 due to better gross margins.

Due to the above mentioned, Ultrapar recorded a growth of 12% in the EBITDA when compared to 1Q03, maintaining the same level of EBITDA margin. When compared with 4Q03, Ultrapar reported a 20% growth in EBITDA and 2 percentage point hike in the EBITDA margin. Traditionally, Ultrapar reports an retraction in EBITDA and EBITDA margin in the first quarters when compared to fourth quarters.

Operating Performance

Ultragaz. Following three consecutive years of contraction, the Brazilian LPG market produced a 4% growth in 1Q04 compared with 1Q03. We believe that this improvement is largely a reflection of the collective wage agreements of a number labor unions over the last few months, and the stability in LPG prices over the past twelve months1.

Ultragaz reported a growth of 28% in sales volume in relation to 1Q03, principally due to the acquisition of Shell’s Brazilian LPG distribution operations. On a comparable basis (i.e., including Shell Gás’ sales volume in 1Q03) growth in sales volume was 5%, above the 4% for overall market growth.

Compared with 4Q03, the Brazilian LPG market presented a 4% decline, rather more than the typical 7% seasonal decline between the fourth and the first quarter. Ultragaz’s sales volume reported a 3% decline, smaller than the Brazilian market contraction for the period.

Sales Volume - Ultragaz (in thousand tons)

Sales volume in the bottled segment, served mainly by 13 kg cylinders, increased by 42%, or 75 thousand tons, compared with the first quarter 2003. Of this increase, about 46 thousand tons represented additional volume arising from Shell Gás. The remainder reflects growth in the market and in Ultragaz’s market share (28 thousand tons).

In the bulk segment, comprising mainly of commercial consumers, 1Q04 sales volume grew 6%, or 7 thousand tons, compared to 1Q03. This growth stemmed largely from the incorporation of Shell Gás' bulk customer sales and the expansion of the UltraSystem segment.

Oxiteno. Oxiteno is the only producer of ethylene oxide and derivative products in the Southern Cone, as well as a leading manufacturer of specialty chemicals. Oxiteno’s products are used in a large range of industrial sectors such as PET packaging, polyester, textiles, paints, cosmetics and detergents.

In 1Q04, Oxiteno temporarily shut down production in its Camaçari plant for a scheduled substitution of catalyzers, coinciding with a maintenance shut down at Braskem, Oxiteno’s ethylene supplier. As a result, Oxiteno’s total sales volume in 1Q04 was 109.6 thousand tons, 7% less than the same period in 2003 and 10% less than 4Q03.

Sales to the domestic market totaled 76.8 thousand tons, a year-on-year growth of 10%. Growth in domestic market sales was largely due to (i) new customers, including those obtained through import substitution; (ii) improved sales penetration in the agrochemicals segment; and (iii) the recovery in the market for paints and

1 LPG prices charged to the distributors reported an average increase of 108% from January 2002 to March 2003.

varnishes. Sales to the domestic market posted a 2% increase when compared to 4Q03 principally due to a larger customer base.

Sales outside Brazil for the quarter (including all of Canamex’s sales) were 32.8 thousand tons, a 31% reduction compared with 1Q03 and a 29% reduction in relation to 4Q03. This reduction was a reflection of the shut down for the substitution of catalyzers and Oxiteno’s commercial strategy of prioritizing domestic market demand. Canamex’s 1Q04 sales were 3.8 thousand tons, a growth of 31% compared with the same period of 2003.

Sales Volume - Oxiteno (in thousands of tons)

*Includes sales volume of Canamex since December 2003 *

Ultracargo. Ultracargo is the Brazilian market leader in chemical products and fuels logistics. The company offers transportation solutions using its own and third-party fleets as well as storage services through warehousing facilities at port terminals and rail junctions for the transportation of chemical products. Transportation services include integrated multi-modal transportation as well as receiving and dispatching customers’ goods. The company also offers ship loading and unloading services, pipeline operations, logistics programming and installation engineering.

Ultracargo’s average storage utilization levels increased 6% on a year-on-year basis, as a result of the 20 thousand cubic meter expansion in capacity at the Aratú terminal in June 2003. In the transportation segment, fleet kilometrage fell 3%, due to the unusual increase in demand ahead of the Iraq war in 1Q03. When compared with 4Q03, Ultracargo’s average storage utilization levels increased by 2%, while fleet kilometerage felt 5%, partially justified by plant maintenance at Braskem and other companies in the Camaçari Petrochemical Complex.

Economic Performance – Financial

Net Sales – Ultrapar’s consolidated net sales in 1Q04 were R$ 1.1 billion, an increase of 13% when compared with 1Q03. When compared with 4Q03, net sales were practically unchanged.

Net Sales (in R$ million)

Ultragaz – Net sales at Ultragaz totaled R$ 705.2 million in 1Q04, an increase of 24% compared with 1Q03. The improvement in net sales largely reflects the increase of 28% in sales volume.

Oxiteno – Net sales in 1Q04 were R$ 310.6 million, 7% lower than 1Q03, largely as a reflection of the 7% reduction in sales volume. In spite of the difference in the average dollar rate of 17% between the two periods2, the effect of the stronger Real on net sales was offset by (i) the better sales mix, (ii) the recovery of petrochemical commodity prices on the international market, and (iii) the acquisition of Canamex, which contributed to the quarter’s net sales by R$ 15.4 million.

Ultracargo – Net sales in 1Q04 were R$ 44.8 million, 8% higher compared with 1Q03. This increase is mainly due to the increase in storage volumes and contractual tariff adjustments.

Cost of Sales and Services – The cost of sales and services at Ultrapar in 1Q04 was R$ 833.8 million, a 12% increase compared with R$ 741.7 million in the same period of 2003. Ultrapar’s cost of sales and services fell 4% in relation to 4Q03.

Ultragaz – Ultragaz’s cost of sales and services was R$ 607.4 million in 1Q04, a growth of 22% compared with the R$ 499.0 million reported in the same period in 2003. This increase reflects sales volume 28% higher than in the 1Q03, partially offset by the 5% reduction in Ultragaz’s unit cost due to reduced LPG costs and the economies of scale accruing from the acquisition of Shell Gás.

Oxiteno – The cost of sales and services at Oxiteno was R$ 208.6 million in 1Q04, 8% less than 1Q03 due to lower sales volume, but partially offset by the added costs of Canamex amounting to R$ 11.9 million. Increased ethylene prices, up from US$ 559/ton in 1Q03 to US$ 690/ton in 1Q04, were minimized by the stronger Real between the two periods.

2 In 1Q03 the average dollar exchange rate was R$ 3.4923, while in 1Q04 it was R$ 2.8959

Ultracargo – Ultracargo’s cost of services rendered in 1Q04 was R$ 27.9 million, an increase of 6% compared with 1Q03, largely due to the increase in payroll costs following the annual collective wage agreement and higher depreciation costs.

Selling, General and Administrative Expenses – Ultrapar’s SG&A’s expenses totaled R$ 124.7 million in 1Q04, while a year ago these expenses were R$ 103.6 million. SG&A expenses were 8% below the R$ 135.1 million for 4Q03.

Ultragaz – SG&A expenses at Ultragaz were R$ 70.0 million in the quarter, R$ 15.5 million higher in the 1Q03. This result was mainly due to the increase in depreciation expenses of R$ 9.2 million and the increase of R$ 6.8 million in selling expenses, of which R$ 3.9 million relates to higher allowance for doubtful accounts, compatible with increased sales volume. In addition, the incorporation of Shell Gás’ sales structure and the collective wage agreements also contributed to the increase in selling expenses.

Oxiteno – Oxiteno’s SG&A expenses in 1Q04 were R$ 44.6 million, corresponding to an increase of 7%, or R$ 2.9 million, on a year-on-year comparison basis - the incorporation of expenses at Canamex of R$ 3.4 million, the increased depreciation of R$ 0.8 million and higher payroll expenses arising from collective wage agreements celebrated in 2003 were partially offset by the reduction in freight expenses due to the lower export volumes.

Ultracargo – Ultragaz’s 1Q04 SG&A expenses were R$ 11.3 million, R$ 2.6 million above 1Q03, due to collective wage agreements celebrated in 2003 and higher IT expenses.

EBITDA – Ultrapar’s 1Q04 consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) was R$ 136.9 million, an increase of 12% to the 1Q03. In relation to 4Q03, Ultrapar recorded growth of 20% in EBITDA and an expansion in EBITDA margin from 11% to 13% in spite of the seasonal impacts that normally reduce EBITDA and EBITDA margin in the first quarter.

Ultragaz – Ultragaz posted an EBITDA of R$ 57.4 million, soaring 59% above 1Q03 and 38% above 4Q03. The main factors contributing to this improvement were (i) the acquisition of Shell Gás, (ii) the recovery in the Brazilian LPG market in 1Q04, (iii) the efforts to reduce costs, and (iv) increased market share.

Oxiteno – Oxiteno’s EBITDA was R$ 68.2 million, a reduction of 9% compared with 1Q03, and an increase of 12% in relation to 4Q03. The fall in relation to 1Q03 is largely the result of a 17% strengthening in the Real and the lower sales volume, in large part offset by a better sales mix and improved commodity prices. The improvement in relation to 4Q03 is largely due to a better sales mix together with higher prices in the international market.

Ultracargo – Ultracargo recorded an EBITDA of R$ 9.9 million, 1% lower than reported in 1Q03, due to reduced transportation services in the first quarter in relation to 1Q03, when many companies anticipated their purchases due to uncertainties surrounding the Iraq War. EBITDA for 1Q04 was 9% higher than reported in 4Q03, due to better gross margins.

EBITDA (R$MM)

Financial Income (Expense) Net – Ultrapar reported net financial expenses of R$ 13.0 million in 1Q04, an increase of 6% compared with 1Q03, due to higher net debt.

Ultrapar ended the quarter with a net debt of R$ 135.1 million. Details of Ultrapar’s debt, including cost and maturities, can be found on the final page of this report.

In March 31, 2004, Ultrapar’s foreign exchange exposure was R$ 11.6 million, in addition to a foreign exchange exposure of R$ 33.5 million related to the investment in Canamex (hedged to dollars).

Net Income – Consolidated 1Q04 net income was R$ 63.1 million, a growth of 5% and 7% compared with 1Q03 and 4Q03, respectively.

Capital Expenditures – CAPEX totaled R$ 52.2 million in 1Q04, allocated as follows:

  At Ultragaz, primarily invested in the expansion of the bulk delivery segment (UltraSystem), in modernization of the fleet, own retail stores and filling plants, and in the replacement of cylinders

  At Oxiteno, largely focused on expansion of storage capacity, projects for de-bottlenecking and upgrading productivity, as well as investments in quality, and operational and environmental safety measures

  At Ultracargo, largely dedicated to the construction of the Santos Intermodal Terminal and fleet expansion.
			Consolidated capital expenditures and acquisitions, net of disposals R$ million

CAPEX 1Q04	R$ MM	% of Total

Ultragaz	17.2	33%
Oxiteno	19.2	37%
Ultracargo	15.6	30%
Ultrapar	52.2	100%

Ultrapar in the capital markets

Share repurchase – Ultrapar repurchased a total of 17.3 million shares during 1Q04.

Share Performance – Ultrapar’s shares in the first quarter reported a 7% depreciation while the Ibovespa index remained unchanged and the IBX index posted an appreciation of 1%.

Outlook

We believe that Ultrapar is braced for another year of sustained growth in 2004. Ultragaz is expected to consolidate the benefits stemming from the recent acquisition of Shell Gás and enhanced scale economies in distribution. Oxiteno should continue to benefit from higher petrochemical commodity prices together with its strategy of developing products and prospecting new markets. Ultracargo will continue to maximize growth opportunities arising from expansion in the international trade in petrochemicals, vegetable oils and alcohol. .

Next events

Conference Call with analysts:

On May 07, 2004, Ultrapar will host a conference call with investment analysts to discuss the company’s first quarter 2004 performance and the perspectives for 2004.

Conference Call in English: 12:00 hours (Brasília time) / 11:00 a.m. (NY time)
Dial-in to pre-register:
Calling from Brazil: 11 4613-0512 Calling from abroad: 55 11 4613-0513
Website: www.ccall.com.br/thomson (English Version)
Participant password: 509 + Personal Identification Number (PIN)
Connecting Telephones :
Calling from Brazil: 11 4613-0500
Calling from the US: 1-866-812-0442 or 1-888-340-8477 (toll free)
Calling from abroad: 1-786-924-8430 and 1-703-788-1236
Please have your password and registration number at hand

Conference Call in Portuguese: 10:00 a.m. (Brasília time)
Dial-in for pre-registering: 55 11 4613-0512

Website for pre-registering: www.ccall.com.br/thomson
Password for participants: 418 + registration number to be provided upon pre-registration
Please call 5 minutes prior to the conference call time on 55 11 4613-0500 with your password and registration number at hand.

Following the conference calls, replays will be made available until 17/05/04 at the following numbers:

Conference Call in English
Calling from Brazil: 11 4613-0501 (password 509)
Calling from abroad: 1-703-788-1236 or 1-786-924-8430 (password 509)

Conference Call in Portuguese:
Telephone: 55 11 4613-0501 (password 418)

Operational and Financial Summary

Margins		1Q04	1Q03	4Q03

Ultrapar EBITDA Margin		13%	13%	11%
Ultrapar Net Income Margin		6%	6%	6%

Productivity		1Q04	1Q03	4Q03

EBITDA R$/ton Ultragaz		154	125	109
EBITDA R$/ton Oxiteno		623	633	500

Human Resources		1Q04	1Q03	4Q03

Employees - Ultrapar		6,494	5,914	6,459
Employees - Ultragaz		4,333	4,044	4,381
Employees - Oxiteno		1,095	927	1,078
Employees - Ultracargo		850	759	815

Capital Markets		1Q04	1Q03	4Q03

Total Shares (million)		69,691	69,691	69,691
Market Value – R$ million		2,418	1,553	2,628

	BOVESPA
Average Daily Volume – thousand shares		48,036	19,389	66,094
Average Daily Volume – R$000		1,738	459	2,173
Average Price of the period – R$ / 000 shares		36.2	23.7	32.9

	Nyse
Total ADRs[1] at NYSE (000 ADRs)		4,507	4,191	4,823
Average Daily Volume		17,770	10,607	28,139
Average Daily Volume – US$000		221.797	72	322,215
Average price in the period (US$)		12.48	6.79	11.45

	Total[2]
Average Daily Volume – thousand shares		65,806	29,126	94,233
Average Daily Volume – R$000		2,378	690	3,109

[1] 1 ADR = 1.000 preferred shares
[2] Total = BOVESPA + NYSE

All financial information has been prepared in accordance with Brazilian corporate law accounting. All figures are given in Brazilian Reais, except on page 18 where they were converted into U.S. dollars, based on the average commercial exchange rate for the corresponding periods.

This document may contain forecasts as to future events. Such forecasts reflect merely expectations on the part of the Company’s management. Words such as “believe”, “expect”, “plan”, “strategy”, “prospect”, “forecast”, “estimate”, “project”, “anticipate”, “can” and other words with a similar meaning, are to be understood as preliminary declarations as to future expectations and projections. Such declarations are subject to risks and uncertainties forecasted or otherwise by the Company and may make the effective results significantly different from those that have been projected. For this reason, the reader should not base his/her decisions solely on these estimates.

For additional information, please contact: Investor Relations Department (55 11) 3177-6695 invest@ultra.com.br www.ultra.com.br

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2004	2003	2003

ASSETS
Cash and cash equivalents	465.0	621.8	554.1
Trade accounts receivable	342.7	330.8	322.3
Inventories	164.6	123.6	137.7
Other	173.8	151.1	150.6

Total Current Assets	1,146.1	1,227.3	1,164.7

Investments	33.3	32.5	33.1
Property, plant and equipment	977.2	791.2	968.6
Deferred charges	99.3	83.6	102.7
Other long term assets	91.0	52.6	83.2

Total Long Term Assets	1,200.8	959.9	1,187.6

TOTAL ASSETS	2,346.9	2,187.2	2,352.3

LIABILITIES
Loans and financing	156.7	291.2	325.9
Suppliers	107.2	102.6	90.3
Payroll and related charges	57.2	46.9	74.7
Taxes	31.6	14.7	19.3
Other accounts payable	18.2	22.9	66.9

Total Current Liabilities	370.9	478.3	577.1

Loans and financing	443.4	350.9	306.3
Income and social contribution taxes	28.8	35.2	28.7
Other long term liabilities	52.0	40.7	51.3

Total Long Term Liabilities	524.2	426.8	386.3

TOTAL LIABILITIES	895.1	905.1	963.4

STOCKHOLDERS' EQUITY
Capital	664.0	664.0	664.0
Revalution reserves	17.4	25.6	17.8
Profit reserves	674.3	501.1	674.9
Retained earnings	63.5	60.4	-

Total Stockholders' Equity	1,419.2	1,251.1	1,356.7

Minority Interests	32.6	31.0	32.2

TOTAL STOCKHOLDERS' EQUITY & M.I.	1,451.8	1,282.1	1,388.9

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	2,346.9	2,187.2	2,352.3

Cash	465.0	621.8	554.1
Debt	600.1	642.1	632.2

Net cash (debt)	(135.1)	(20.3)	(78.1)

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted In Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2004	2003	2003	2004	2003

Net sales and services	1,050.6	934.2	1,070.0	1,050.6	934.2

Cost of sales and services	(833.8)	(741.7)	(866.6)	(833.8)	(741.7)
Gross profit	216.8	192.5	203.4	216.8	192.5

Operating expenses
Selling	(41.8)	(36.8)	(49.6)	(41.8)	(36.8)
General and administrative	(51.2)	(45.1)	(55.2)	(51.2)	(45.1)
Depreciation and amortization	(31.7)	(21.7)	(30.3)	(31.7)	(21.7)

Other operating income (expenses)	1.4	0.7	3.5	1.4	0.7
Income before equity and financial
results	93.5	89.6	71.8	93.5	89.6

Financial results	(13.0)	(12.3)	(13.7)	(13.0)	(12.3)
Financial income	13.7	(6.1)	11.2	13.7	(6.1)
Financial expenses	(19.6)	2.5	(16.1)	(19.6)	2.5
Taxes on financial activities	(7.1)	(8.7)	(8.8)	(7.1)	(8.7)
Equity in earnings (losses) of affiliates
Affiliates	0.1	(0.4)	(0.1)	0.1	(0.4)
Benefit of tax holidays	13.4	12.9	13.6	13.4	12.9

Nonoperating income (expense)	(2.8)	(0.9)	0.6	(2.8)	(0.9)

Income before taxes and profit sharing	91.2	88.9	72.2	91.2	88.9

Provision for income and social contribution tax	(27.7)	(28.9)	(13.3)	(27.7)	(28.9)

Income before minority interest	63.5	60.0	58.9	63.5	60.0

Minority interest	(0.4)	-	0.1	(0.4)	-

Net Income	63.1	60.0	59.0	63.1	60.0

EBITDA	136.9	122.0	113.9	136.9	122.0
Depreciation and amortization	43.5	32.4	42.1	43.5	32.4
Investments	52.9	47.0	85.0	52.9	47.0

RATIOS

Earnings / 1000 shares	0.91	0.86	0.85	0.91	0.86

Net debt / Stockholders' equity	0.09	0.02	0.06	-	-
Net debt / LTM EBITDA	0.25	0.04	0.17	-	-
Net interest expense / EBITDA	0.09	0.10	0.12	0.09	0.10

Operating margin	9%	10%	7%	9%	10%
EBITDA margin	13%	13%	11%	13%	13%

     ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	MAR

	2003	2002

Cash Flows from operating activities	44.2	5.0
Net income	63.1	60.0
Minority interest	0.4	-
Depreciation and amortization	43.5	32.4
Working capital	(68.5)	(68.9)
Financial expenses (A)	8.1	(15.5)
Other (B)	(2.4)	(3.0)

Cash Flows from investing activities	(54.4)	(47.5)
Additions to property, plant, equipment and deferred charges (C)	(52.2)	(47.0)
Acquisition of minority interests (including treasury shares)	(0.7)	-
Other	(1.5)	(0.5)

Cash Flows from financing activities	(78.9)	26.4
Short term debt, net	(28.0)	83.7
Issuances	178.8	17.6
Debt payments	(190.5)	(29.2)
Related companies	0.2	(0.6)
Dividends paid (D)	(39.0)	(45.3)
Other	(0.4)	0.2

Net increase (decrease) in cash and cash equivalents	(89.1)	(16.1)

Cash and cash equivalents at the beginning of the period	554.1	637.9

Cash and cash equivalents at the end of the period	465.0	621.8

Supplemental disclosure of cash flow information
Cash paid for interest (E)	6.4	6.4
Cash paid for taxes on income (E)	9.8	6.6

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly of accrued and deferred taxes and, cost of permanent asset sold
(C)	Ajusted for long-term PPE aquisitions, included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	Including dividends paid by Ultrapar and its subsidiaries.
(E)	Included in cash flow from operating activitivies.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2004	2003	2003

OPERATING ASSETS
Trade accounts receivable	172.4	165.3	173.9
Inventories	28.8	25.3	27.3
Other	58.9	65.8	46.9
Property, plant & equipment	477.6	365.3	488.3
Deferred charges	65.5	76.3	67.9

TOTAL OPERATING ASSETS	803.2	698.0	804.3

OPERATING LIABILITIES
Suppliers	41.3	26.6	38.0
Payroll and related charges	29.2	23.7	33.9
Taxes	2.2	1.5	1.8
Other accounts payable	3.7	3.5	4.1

TOTAL OPERATING LIABILITIES	76.4	55.3	77.8

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2004	2003	2003	2004	2003

Net sales	705.2	568.9	719.1	705.2	568.9

Cost of sales and services	(607.4)	(499.0)	(629.6)	(607.4)	(499.0)

Gross profit	97.8	69.9	89.5	97.8	69.9

Operating expenses
Selling	(24.2)	(17.4)	(28.0)	(24.2)	(17.4)
General and administrative	(16.3)	(16.8)	(20.1)	(16.3)	(16.8)
Depreciation and amortization	(29.5)	(20.3)	(28.8)	(29.5)	(20.3)

Other operating results	0.1	0.3	0.2	0.1	0.3

EBIT	27.9	15.7	12.8	27.9	15.7

EBITDA	57.4	36.0	41.7	57.4	36.0
Depreciation and amortization	29.5	20.3	28.8	29.5	20.3

RATIOS

Operating margin	4%	3%	2%	4%	3%
EBITDA margin	8%	6%	6%	8%	6%

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2004	2003	2003

OPERATING ASSETS
Trade accounts receivable	152.8	148.0	132.7
Inventories	133.6	96.7	108.3
Other	46.3	18.0	32.6
Property, plant & equipment	367.4	323.1	358.9
Deferred charges	4.8	8.2	4.3

TOTAL OPERATING ASSETS	704.9	594.0	636.8

OPERATING LIABILITIES
Suppliers	57.5	68.0	44.9
Payroll and related charges	20.6	17.4	32.7
Taxes	17.6	6.3	7.8
Other accounts payable	13.5	15.8	22.8

TOTAL OPERATING LIABILITIES	109.2	107.5	108.2

OXITENO S/A - INDÚSTRIA E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2004	2003	2003	2004	2003

Net sales	310.6	333.3	313.9	310.6	333.3

Cost of goods sold
Variable	(180.4)	(197.2)	(185.4)	(180.4)	(197.2)
Fixed	(20.2)	(21.2)	(23.0)	(20.2)	(21.2)
Depreciation and amortization	(8.0)	(7.6)	(8.1)	(8.0)	(7.6)

Gross profit	102.0	107.3	97.4	102.0	107.3

Operating expenses
Selling	(17.5)	(19.4)	(21.5)	(17.5)	(19.4)
General and administrative	(25.4)	(21.4)	(25.0)	(25.4)	(21.4)
Depreciation and amortization	(1.7)	(0.9)	(1.7)	(1.7)	(0.9)

Other operating results	1.1	0.5	2.0	1.1	0.5

EBIT	58.5	66.1	51.2	58.5	66.1

EBITDA	68.2	74.6	60.8	68.2	74.6

Depreciation and amortization	9.7	8.5	9.8	9.7	8.5

RATIOS

Operating margin	19%	20%	16%	19%	20%
EBITDA margin	22%	22%	19%	22%	22%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN

	MAR	MAR	DEC

	2004	2003	2003

OPERATING ASSETS
Trade accounts receivable	18.0	19.3	17.0
Inventories	2.2	1.6	2.1
Other	4.9	1.5	4.1
Property, plant & equipment	121.5	89.3	110.7
Deferred charges	3.1	1.3	2.5

TOTAL OPERATING ASSETS	149.7	113.0	136.4

OPERATING LIABILITIES
Suppliers	8.4	9.8	8.6
Payroll and related charges	7.2	5.7	7.7
Taxes	5.3	3.5	3.1
Other accounts payable	1.9	0.1	1.8

TOTAL OPERATING LIABILITIES	22.8	19.1	21.2

ULTRACARGO PARTICIPAÇÕES LTDA. CONSOLIDATED STATEMENT OF INCOME

In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

	2004	2003	2003	2004	2003

Net sales	44.8	41.5	46.0	44.8	41.5

Cost of sales and services	(27.9)	(26.2)	(29.7)	(27.9)	(26.2)

Gross profit	16.9	15.3	16.3	16.9	15.3

Operating expenses
Selling	(0.1)	-	-	(0.1)	-
General and administrative	(11.0)	(8.5)	(11.2)	(11.0)	(8.5)
Depreciation and amortization	(0.2)	(0.2)	(0.3)	(0.2)	(0.2)

Other operating results	0.3	0.1	0.3	0.3	0.1

EBIT	5.9	6.7	5.1	5.9	6.7

EBITDA	9.9	10.0	9.1	9.9	10.0
Depreciation and amortization	4.0	3.3	4.0	4.0	3.3

RATIOS

Operating margin	13%	16%	11%	13%	16%
EBTIDA margin	22%	24%	20%	22%	24%

     ULTRAPAR PARTICIPAÇÕES S/A CONSOLIDATED INCOME STATEMENT

In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED

	MAR	MAR	DEC	MAR	MAR

(US$ millions)	2004	2003	2003	2004	2003

Net sales
Ultrapar	362.8	267.5	368.9	362.8	267.5
Ultragaz	243.5	162.9	247.9	243.5	162.9
Oxiteno	107.3	95.4	108.2	107.3	95.4
Ultracargo	15.5	11.9	15.9	15.5	11.9

EBIT
Ultrapar	32.3	25.7	24.7	32.3	25.7
Ultragaz	9.6	4.5	4.5	9.6	4.5
Oxiteno	20.2	18.9	17.7	20.2	18.9
Ultracargo	2.0	1.9	1.8	2.0	1.9

Operating margin
Ultrapar	9%	10%	7%	9%	10%
Ultragaz	4%	3%	2%	4%	3%
Oxiteno	19%	20%	16%	19%	20%
Ultracargo	13%	16%	11%	13%	16%

EBITDA
Ultrapar	47.3	34.9	39.2	47.3	34.9
Ultragaz	19.8	10.3	14.4	19.8	10.3
Oxiteno	23.6	21.4	21.0	23.6	21.4
Ultracargo	3.4	2.9	3.2	3.4	2.9

EBITDA margin
Ultrapar	13%	13%	11%	13%	13%
Ultragaz	8%	6%	6%	8%	6%
Oxiteno	22%	22%	19%	22%	22%
Ultracargo	22%	24%	20%	22%	24%

Net income
Ultrapar	21.8	17.2	20.3	21.8	17.2

Net income/ 1,000 shares (US$)	0.31	0.25	0.29	0.31	0.25

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

Loans	Balance in March/2004

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated	Index/ Currency(*)	Interest Rate% Minimum	Maximum	Maturity and Amortization Schedule
Foreign Currency

Eurobond	175.6	-	-	-	-	175.6	US$	3.5	3.5	Semiannually to 2005
Working capital loan	-	6.0	-	-	-	6.0	MX$	8.1	8.1	Annually to 2004

Export prepayment, net of linked operations	-	207.9	-	-	-	207.9	US$	4.1	6.9	Monthly, Semiannually and Anually to 2008
National Bank for Economic and Social Development - BNDES	15.7	4.6	1.3	-	-	21.6	UMBNDES	8.7	10.6	Monthly to 2008
Advances on Foreign Exchange Contracts	-	3.7	-	-	-	3.7	US$	1.3	1.9	Maximum of 55 days

Subtotal	191.3	222.2	1.3	-	-	414.8
Local Currency
National Bank for Economic	88.8	33.5	7.1	-	-	129.4	TJLP	1.5	3.9	Monthly to 2009
and Social Development - BNDES	-	15.9	-	-	-	15.9	IGP-M	6.5	6.5	Semiannually to 2008
Agency for Financing Machinery and Equipment (FINAME)	3.4	2.4	22.8	-	-	28.6	TJLP	1.8	4.0	Monthly to 2008
Onlendings	-	11.4	-	-	-	114	TJLP	(2.0)	(2.0)	Monthly to 2009
Subtotal	92.2	63.2	29.9	-	-	185.3
Total	283.5	285.4	31.2	-	-	600.1
Composition per Annum
Up to 1 Year	47.2	100.0	9.5	-	-	156.7
From 1 to 2 Years	206.9	114.0	8.5	-	-	329.4
From 2 to 3 Years	23.4	41.4	7.5	-	-	72.3
From 3 to 4 Years	5.7	20.9	4.9	-	-	31.5
From 4 to 5 Years	0.3	7.7	0.8	-	-	8.8
From 5 to 6 Years	-	1.4	-	-	-	1.4
Total	283.5	285.4	31.2	-	-	600.1

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies

	Balance in March/2004

	Ultragaz	Oxiteno	Ultracargo	Ultrapar Holding	Other	Ultrapar Consolidated
Cash and marketable securities	73.1	251.9	110.1	27.7	2.2	465.0

ITEM 2

NOTICE TO SHAREHOLDERS

ULTRAPAR PARTICIPAÇÕES S.A.

The Special Meeting of the Preferred Shareholders and the Extraordinary General Shareholders Meeting of Ultrapar Participações S.A. (“Ultrapar” or the “Company”) held on May 18, 2004 approved the amendment of article 12 of the Company’s Bylaws, to make the dividend right of preferred shareholders equal to those of common shareholders by abolishing the right of preferred shareholders to receive dividends at least 10% (ten per cent) higher than those received by common shareholders.

Dissenting shareholders from this decision shall have the right to withdraw from the Company, through the reimbursement of the value of their shares in accordance with article 137 of the Law nº 6404/76 and its amendments (the “Withdraw Rights”). To exercise Withdrawal Rights, the shareholder shall be subject to the following conditions:

(a)	Shareholders entitled to exercise withdrawal rights: The holders of Ultrapar shares may exercise Withdrawal Rights for shares owned prior to the opening for trading at Bovespa’s (the São Paulo Stock Exchange) on the date of the first publication of the Convening Notice for the Extraordinary General Meeting, or in other words, those shareholders with a position in the said shares at the close of business on April 05, 2004. (as art. 137. § 1º, Law 6.404/76).

(b)	Term for exercising Withdrawal Rights: The term for exercising Withdrawal Rights is 30 days from the date of publication of the minutes of the Extraordinary General Meeting and of the of May 18 2004, pursuant to paragraph IV and V, article 137 of Law 6.404/76, the said term to begin on May 20, 2004 and terminate on June 18, 2004.

(c)	Reimbursement value: Pursuant to article 45 of Law 6.404/76, the dissenting shareholders shall have the right to a reimbursement value of R$ 19.52 per lot of one thousand shares equivalent to the book value of the share as per the last balance sheet approved by the general meeting - that is the balance sheet for December 31, 2003. Payment shall be effected in full up to the fifth business day following the final date for submitting claims, except for those dissenting shareholders requesting the preparation of a special balance sheet dated within 60 (sixty) days prior to this meeting. In this case, the Company shall pay 80% (eighty per cent) of the reimbursement value on the same deposit date as for the other shareholders, calculated on the basis of the last balance sheet. Upon producing the special balance sheet, the Company shall reimburse the outstanding balance within a period of 120 (one hundred and twenty) days as from the date of this Meeting.

In order to exercise the Withdrawal Rights, shareholders should send written communication to Ultrapar’s Investor Relations Department at the address below. Please feel free to contact the Company if you need further information.

The closing price of the preferred shares on May 18, 2004 was R$ 28.75 per thousand shares.

São Paulo, May 19, 2004

Fabio Schvartsman

Chief Financial and Investor Relations Officer

Contacts:
Participações S.A.
Investor Relations Department
. Brigadeiro Luís Antônio, 1343 – 8º A São Paulo SP CEP 01317-910
Andre Covre – IR Associate Director	Maria Fernanda Leme Brasil - IR Manager
Phone: 55 11 3177-6539	Phone: 55 11 3177-6513
E-mail: acovre@ultra.com.br	E-mail: fbrasil@ultra.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

By:	/s/ Fabio Schvartsman

	Name:	Fabio Schvartsman
	Title:	Chief Financial Officer